UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

19 November 2013

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization)

     Level 2, Telecom Place 167 Victoria Street West Auckland New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Market Release - Government announces intention to auction remaining 700 MHz spectrum

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited
Date: 19 November 2013	By:	/s/ Silvana Roest
	Name:	Silvana Roest
	Title:	Company Secretary

MARKET RELEASE 19 November 2013

Government announces intention to auction remaining 700 MHz spectrum

The Minister for Communications and Information Technology, Amy Adams, has announced that it intends to auction the remaining 2x5 MHz block of 700 MHz radio spectrum.

Telecom and Vodafone each successfully bid for 2x15 MHz (three lots), while 2degrees successfully bid for 2x10 MHz (two lots) during the first round of the auction last month, leaving one 2x5 MHz block of spectrum unsold. Telecom and Vodafone have both applied to the Commerce Commission for clearance to purchase 2x20 MHz. Telecom intends to participate in the forthcoming auction, but will not comment further at this time due to commercial reasons.

Background

The 700MHz spectrum band, previously used for analogue broadcast services, is expected to allow mobile operators to provide 4G mobile broadband services – already being built in New Zealand’s main cities – much more extensively in New Zealand, including in less densely populated areas.

Telecom is already well advanced in the build of its 4G network in major urban areas using 1800MHz spectrum, and launched 4G services for customers in Auckland, Wellington and Christchurch on 12 November.

However 1800MHz spectrum is not particularly well suited for use outside major urban areas. In less densely populated areas, the broader coverage range of lower frequency spectrum such as the 700MHz band enables a 4G network to be built with less cell site infrastructure, significantly improving the network economics.

Please find enclosed a copy of the Ministers statement.

- ENDS –

For media queries, please contact:

Richard Llewellyn

Head of Corporate Communications +64 (0) 27 523 2362

For investor relations queries, please contact:

Mark Laing

General Manager Capital Markets & Investor Relations +64 (0) 27 227 5890

Hon Amy Adams Minister for Communications and Information Technology

19 November 2013

Media Statement

Government intends to auction remaining 4G spectrum

Communications and Information Technology Minister Amy Adams has today announced that the Government intends to auction the remaining 2x5 MHz block of 700 MHz radio spectrum.

Telecom and Vodafone each successfully bid for 2x15 MHz (three lots), while 2degrees successfully bid for 2x10 MHz (two lots) during the first round of the auction last month, leaving one 2x5 MHz block of spectrum unsold.

Telecom and Vodafone have both applied to the Commerce Commission for clearance to purchase 2x20 MHz. Radio spectrum management rights are deemed to be business assets and are therefore subject to the competition provisions of the Commerce Act 1986.

Bids for the final lot will be conditional on a bidder’s clearance application being granted. Final settlement of the auction will not occur until the Commission’s process is complete.

Supplementary allocation rounds to auction the final spectrum block will begin on 26 November 2013.

All registered bidders (2degrees, Telecom, and Vodafone) are eligible to participate. Bidding will begin at the reserve price of $22 million (plus GST), and the price will increase in each round until only one bidder remains.

Under the auction terms, bidders who acquire three lots of radio spectrum must build at least five new cell sites each year, for five years.

However, for any bidders who win four lots, the requirement increases to ten new cell sites each year for five years.

The auction conditions are designed to ensure that at least 90 per cent of New Zealanders have access to a 4G network and faster mobile broadband coverage within five years.

4G mobile broadband services are capable of speeds up to ten times faster than existing mobile data networks, and are expected to help meet growing consumer demand for mobile data.

Indications are that by using the spectrum for 4G mobile networks, economic benefits for New Zealand of up to $2.4 billion can be expected over the next twenty years.

Media contact: Nathan Beaumont 021 243 8412